Exhibit 99.1

Smart Share Global Limited Announces Fourth Quarter and Fiscal Year 2021 Results

Number of POIs1 reached 845 thousand as of the end of the fourth quarter of 2021

Newly registered users2 were 13.8 million during the fourth quarter of 2021

SHANGHAI, China, March 11, 2022 (GLOBE NEWSWIRE) – Smart Share Global Limited (“Energy Monster” or the “Company”), a consumer tech company providing mobile device charging service, today announced its unaudited financial results for the quarter and fiscal year ended December 31, 2021.

HIGHLIGHTS FOR THE FOURTH QUARTER OF 2021 AND FISCAL YEAR 2021

•	As of December 31, 2021, the Company’s services were available in 845 thousand POIs, compared with 820 thousand as of September 30, 2021 and 664 thousand as of December 31, 2020.
•	During the quarter, the Company continued its power bank optimization program that dynamically adjusts the suitable number of power banks in a given cabinet based on localized usage trends. As of December 31, 2021, the Company’s available-for-use power banks[3] were 5.7 million, compared with 5.8 million as of September 30, 2021 and 5.4 million as of December 31, 2020.
•	As of December 31, 2021, cumulative registered users reached 286.9 million, with 13.8 million newly registered users acquired during the quarter.

“We are pleased to announce fourth quarter results above our guidance despite the continuous headwind from regional COVID outbreaks on our operations,” said Mars Guangyuan Cai, Chairman and Chief Executive Officer. “In the fourth quarter of 2021 and into the first quarter of 2022, we are seeing a general increase in COVID outbreaks both in terms of frequency and scale. Despite the headwind, we continue to efficiently expand our regional coverage, POI network and network partners. We remain confident in the long-term development of the mobile device charging service industry as we believe the service we provide is fundamental to the way of life here in China.”

“During these special times, we continue to implement measures to lessen our exposure to such external events and strengthen our long-term competitive advantages,” said Peifeng Xu, Chief Operating Officer. “We also continue to expand our coverage through a combination of the direct and network models in order to more efficiently gain market share within the market. Our ability to leverage both models gives us the market-leading capability to acquire more high-quality POIs and KAs, which in turn helps us acquire more potential users.”

“With the headwind from COVID outbreaks continuing into 2022, we continue to implement measures that increase our asset efficiency and lower the share of fixed expenses in our operation,” said Maria Yi Xin, Chief Financial Officer. “Measures such as implementing the power bank optimization program, lowering of cabinet costs and increasing of our employee efficiency are key initiatives that will help us better navigate ourselves during COVID and will improve Energy Monster’s long-term competitive advantages.”

1  The Company defines number of points of interests, or POIs, as of a certain day as the total number of unique locations whose proprietors (location partners) have entered into contracts with the Company or its network partners on that day.

2  The Company defines cumulative registered users as the total number of users who have agreed to register their mobile phone numbers with the Company via its mini programs since inception, and the number of cumulative registered users of the Company on a certain date is the number of unique mobile phone numbers that have been registered with the Company since inception on that date.

3  The Company defines available-for-use power banks as of a certain date as the number of power banks in circulation on that day.

FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 2021

Revenues were RMB836.2 million (US$131.2 million4) for the fourth quarter of 2021, representing a 9.7% decrease from the same period in 2020. The decrease was primarily due to the decrease in revenues from mobile device charging business as a result of the impact of COVID-19 during the quarter.

•	Revenues from mobile device charging business decreased by 9.0% to RMB812.1 million (US$127.4 million) for the fourth quarter of 2021 from RMB892.7 million in the same period of 2020. The decrease was primarily attributable to the impact of COVID-19 during the fourth quarter of 2021.
•	Revenues from power bank sales decreased by 25.7% to RMB18.9 million (US$3.0 million) for the fourth quarter of 2021 from RMB25.4 million in the same period of 2020. The decrease was primarily attributable to the impact of COVID-19 during the fourth quarter of 2021.
•	Revenues from other revenues, which mainly comprise of revenue from adverting services, decreased by 34.7% to RMB5.2 million (US$0.8 million) for the fourth quarter of 2021 from RMB8.0 million in the same period of 2020. The decrease was primarily attributable to the decrease in user traffic as a result of the impact of COVID-19 during the fourth quarter of 2021.

Cost of revenues increased by 39.7% to RMB154.1 million (US$24.2 million) for the fourth quarter of 2021 from RMB110.3 million in the same period last year. The increase of cost of revenues was primarily due to the increase in operational scale resulting in increases in depreciation and maintenance cost.

Research and development expenses increased by 15.5% to RMB23.6 million (US$3.7 million) for the fourth quarter of 2021 from RMB20.4 million in the same period last year. The increase was primarily due to the increase in personnel related expenses.

Sales and marketing expenses increased by 4.2% to RMB704.3 million (US$110.5 million) for the fourth quarter of 2021 from RMB676.1 million in the same period last year. The increase was primarily due to the increase in personnel related expenses and incentive fees to network partners.

General and administrative expenses increased by 30.3% to RMB31.5 million (US$4.9 million) for the fourth quarter of 2021 from RMB24.2 million in the same period last year. The increase was primarily due to the increase in professional service expenses and personnel related expenses.

Loss from operations for the fourth quarter of 2021 was RMB69.4 million (US$10.9 million), compared to an income from operations of RMB101.8 million in the same period last year. The loss from operations was primarily attributable to the impact of regional COVID-19 outbreaks in China.

Net loss for the fourth quarter of 2021 was RMB68.5 million (US$10.7 million), compared to a net income of RMB74.3 million in the same period last year.

Adjusted net loss5 for the fourth quarter of 2021 was RMB61.3 million (US$9.6 million), compared to an adjusted net income of RMB84.7 million in the same period last year.

4  The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31 , 2021, which was RMB6.3726 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

5  See the sections entitled “Non-GAAP Financial Measure” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” in this press release for more information.

Net loss attributable to ordinary shareholders for the fourth quarter of 2021 was RMB68.5 million (US$10.7 million), compared to a net loss attributable to ordinary shareholders of RMB1.2 billion in the same period last year.

As of December 31, 2021, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB2.8 billion (US$432.4 million).

FINANCIAL RESULTS FOR FISCAL YEAR 2021

Revenues were RMB3.6 billion (US$562.6 million) in 2021, representing a 27.6% year-over-year increase. The increase was primarily due to the increase in revenues from mobile device charging business.

•	Revenues from mobile device charging business increased by 27.4% to RMB3.5 billion (US$542.3 million) in 2021, compared to RMB2.7 billion in 2020. The increase was primarily due to the recovery from COVID-19 during the first half of 2021 and the increases in the number of POIs and available-for-use power banks.
•	Revenues from power bank sales increased by 32.6% to RMB102.9 million (US$16.1 million) in 2021, compared to RMB77.6 million in 2020. The increase was primarily due to the recovery from COVID-19 during the first half of 2021, increases in the number of POIs, available-for-use power banks and customers that purchased the power banks.
•	Revenues from other revenues, which mainly comprise of revenue from adverting services, increased by 32.2% to RMB26.7 million (US$4.2 million) in 2021, compared to RMB20.2 million in 2020. The increase was primarily due to the recovery from COVID-19 during the first half of 2021 and the increases in users and advertisement efficiency.

Cost of revenues was RMB557.2 million (US$87.4 million) in 2021, representing a 29.3% year-over-year increase. The increase of cost of revenues was primarily due to the increase in operational scale resulting in increases in depreciation and maintenance cost.

Research and development expenses were RMB93.9 million (US$14.7 million) in 2021, representing a 32.3% year-over-year increase. The increase was primarily due to the increase in personnel related expenses.

Sales and marketing expenses were RMB3.0 billion (US$463.1 million) in 2021, representing a 39.1% year-over-year increase. The increase was primarily due to the increase in incentive fees paid to location partners and network partners from the increase in mobile device charging business revenues and the increase in personnel related expenses.

General and administrative expenses were RMB119.0 million (US$18.7 million) in 2021, representing a 49.5% year-over-year increase. The increase was primarily due to the increase in personnel related expenses and professional service expenses.

Loss from operations was RMB109.0 million (US$17.1 million), compared to an income from operations of RMB131.8 million in 2020. The loss from operations was primarily attributable to the impact of regional COVID-19 outbreaks in China in the second half of 2021.

Net loss was RMB124.6 million (US$19.6 million), compared to a net income of RMB75.4 million in 2020.

Adjusted net loss was RMB93.9 million (US$14.7 million), compared to an adjusted net income of RMB112.6 million in 2020.

Net loss attributable to ordinary shareholders was RMB5.0 billion (US$778.1 million), compared to a net loss attributable to ordinary shareholders of RMB3.1 billion in 2020.

Business Outlook

For the first quarter of 2022 ending March 31, 2022, the Company expects to generate RMB750 million to RMB780 million of revenues. This forecast considers the potential impact of the ongoing COVID-19 outbreaks and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change, particularly as to the potential impact of COVID-19 on the economy in China.

Conference Call Information

The company will hold a conference call at 8:00 A.M. Eastern Time on Friday, March 11, 2022 (9:00 P.M. Beijing Time on Friday, March 11, 2022) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+65-6780-1201
United States:	+1-332-208-9458
Mainland China:	+86-400-820-6895
China Hong Kong:	+852-3018-8307

Conference ID / Passcode:	7598034

Participants may also access the call via webcast: https://edge.media-server.com/mmc/p/pc982h89

A telephone replay will be available through March 18, 2022. The dial-in details are as follows:

International:	+61-2-8199-0299
United States:	+1-855-452-5696
Mainland China:	+86-400-632-2162
China Hong Kong:	+852-3051-2780

Access Code:	7598034

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.enmonster.com/

About Smart Share Global Limited

Smart Share Global Limited (Nasdaq: EM), or Energy Monster, is a consumer tech company with the mission to energize everyday life. The company is the largest provider of mobile device charging service in China with the number one market share. The company provides mobile device charging service through its power banks, which are placed in POIs such as entertainment venues, restaurants, shopping centers, hotels, transportation hubs and public spaces. Users may access the service by scanning the QR codes on Energy Monster’s cabinets to release the power banks. As of December 31, 2021, the company had 5.7 million power banks in 845,000 POIs across more than 1,700 counties and county-level districts in China.

Contact Us

Investor Relations

Hansen Shi

ir@enmonster.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission ("SEC"), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Energy Monster’s strategies; its future business development, financial condition and results of operations; the impact of technological advancements on the pricing of and demand for its services; competition in the mobile device charging service industry; Chinese governmental policies and regulations affecting the mobile device charging service industry; changes in its revenues, costs or expenditures; the risk that COVID-19 or other health risks in China or globally could adversely affect its operations or financial results; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

NON-GAAP FINANCIAL MEASURE

In evaluating its business, the Company considers and uses non-GAAP adjusted net income/(loss) in reviewing and assessing its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that this non-GAAP financial measure helps identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP, and have limitations as analytical tools. The Company’s non-GAAP financial measure does not reflect all items of expenses that affect its operations and does not represent the residual cash flow available for discretionary expenditures. Further, the Company’s non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling its non-GAAP financial measure to the nearest U.S. GAAP performance measure, which should be considered when evaluating performance. Investors and others are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses and change in fair value of warrant liabilities in connection with a warrant to purchase Series A-1 Preferred Shares at a fixed price provided to one of the Company’s shareholders. For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Smart Share Global Limited

Unaudited Consolidated Balance Sheets

(In thousands, except share and per share data, unless otherwise noted)

	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,252,493	1,296,924	203,516
Restricted cash	51,008	19,671	3,087
Short-term investments	170,552	1,418,721	222,628
Accounts receivable, net	18,743	14,881	2,335
Notes receivable	-	5,622	882
Inventory	-	4,373	686
Prepayments and other current assets	253,020	487,540	76,506

Total current assets	1,745,816	3,247,732	509,640

Non-current assets:
Long-term restricted cash	-	20,000	3,138
Property, equipment and software, net	963,453	945,226	148,327
Long-term prepayments to related parties	23,591	20,037	3,144
Other non-current assets	52,775	164,986	25,890

Total non-current assets	1,039,819	1,150,249	180,499

Total assets	2,785,635	4,397,981	690,139

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' (DEFICIT)/EQUITY
Current liabilities:
Short-term borrowings	24,500	-	-
Accounts and notes payable	406,760	551,751	86,582
Amounts due to related parties-current	77,939	23,290	3,655
Salary and welfare payable	72,436	120,444	18,900
Taxes payable	7,134	10,195	1,600
Financing payable-current	46,854	84,175	13,209
Accruals and other current liabilities	219,210	238,510	37,427

Total current liabilities	854,833	1,028,365	161,373

Non-current liabilities:
Financing payable-non-current	197,297	85,658	13,442
Amounts due to related parties-non-current	1,000	1,000	157
Other non-current liability	-	16,489	2,587
Deferred tax liabilities, net	33,891	34,445	5,405

Total non-current liabilities	232,188	137,592	21,591

Total liabilities	1,087,021	1,165,957	182,964

MEZZANINE EQUITY
Mezzanine equity	5,137,874	-	-

SHAREHOLDERS' (DEFICIT)/EQUITY
Ordinary shares	83	347	54
Treasury stock	-	(27,784)	(4,360)
Additional paid-in capital	-	11,799,301	1,851,568
Statutory reserves	16,593	16,593	2,604
Accumulated other comprehensive income	201,823	51,556	8,090
Accumulated deficit	(3,657,759)	(8,607,989)	(1,350,781)

Total shareholders' (deficit)/equity	(3,439,260)	3,232,024	507,175

Total liabilities, mezzanine equity and shareholders' (deficit)/equity	2,785,635	4,397,981	690,139

Smart Share Global Limited

Unaudited Consolidated Statements of Comprehensive Income/(Loss)

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended December 31,			Twelve months ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

Revenues:
Mobile device charging business	892,702	812,072	127,432	2,711,541	3,455,797	542,290
Power bank sales	25,413	18,873	2,962	77,598	102,857	16,141
Others	8,011	5,232	821	20,220	26,737	4,196

Total revenues	926,126	836,177	131,215	2,809,359	3,585,391	562,627

Cost of revenues	(110,259)	(154,070)	(24,177)	(430,773)	(557,177)	(87,433)
Research and development expenses	(20,446)	(23,612)	(3,705)	(70,938)	(93,882)	(14,732)
Sales and marketing expenses	(676,097)	(704,277)	(110,516)	(2,121,006)	(2,950,972)	(463,072)
General and administrative expenses	(24,189)	(31,516)	(4,946)	(79,600)	(118,973)	(18,669)
Other operating income	6,617	7,889	1,238	24,790	26,614	4,176

Income/(loss) from operations	101,752	(69,409)	(10,891)	131,832	(108,999)	(17,103)

Interest and investment income	4,207	15,378	2,413	10,271	30,560	4,796
Interest expense to third parties	(10,773)	(7,673)	(1,204)	(39,596)	(38,051)	(5,971)
Interest expense to a related party	(342)	-	-	(1,032)	-	-
Foreign exchange losses, net	-	(6,778)	(1,064)	(485)	(7,935)	(1,245)
Other income/(loss), net	(123)	2	-	443	(190)	(30)
Change in fair value of warrant liabilities	(2,113)	-	-	(7,442)	-	-

Income/(loss) before income tax expense	92,608	(68,480)	(10,746)	93,991	(124,615)	(19,553)

Income tax expense	(18,281)	-	-	(18,564)	-	-

Net income/(loss)	74,327	(68,480)	(10,746)	75,427	(124,615)	(19,553)

Accretion of convertible redeemable preferred shares	(1,320,288)	-	-	(3,206,324)	(4,729,719)	(742,196)
Deemed dividend to preferred shareholders	-	-	-	-	(104,036)	(16,326)
Net loss attributable to ordinary shareholders of Smart Share Global Limited	(1,245,961)	(68,480)	(10,746)	(3,130,897)	(4,958,370)	(778,075)

Net income/(loss)	74,327	(68,480)	(10,746)	75,427	(124,615)	(19,553)

Other comprehensive income
Foreign currency translation adjustments, net of nil tax	150,607	(23,697)	(3,719)	232,957	(150,267)	(23,580)

Total comprehensive income/(loss)	224,934	(92,177)	(14,465)	308,384	(274,882)	(43,133)

Accretion of convertible redeemable preferred shares	(1,320,288)	-	-	(3,206,324)	(4,729,719)	(742,196)
Deemed dividend to preferred shareholders	-	-	-	-	(104,036)	(16,326)
Comprehensive loss attributable to ordinary shareholders of Smart Share Global Limited	(1,095,354)	(92,177)	(14,465)	(2,897,940)	(5,108,637)	(801,655)

Weighted average number of ordinary shares used in computing net loss per share
- basic	54,496,937	518,534,809	518,534,809	54,506,733	406,567,584	406,567,584

Net loss per share attributable to ordinary shareholders
- basic and diluted	(22.86)	(0.13)	(0.02)	(57.44)	(12.20)	(1.91)

Net loss per ADS attributable to ordinary shareholders
- basic and diluted	-	(0.26)	(0.04)	-	(24.38)	(3.82)

Smart Share Global Limited

Unaudited Reconciliation of  GAAP and Non-GAAP Results

(In thousands, except share and per share data, unless otherwise noted)

	Three months ended December 31,			Twelve months ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$

Net income/(loss)	74,327	(68,480)	(10,746)	75,427	(124,615)	(19,553)
Add:
Share-based compensation	8,249	7,200	1,130	29,755	30,711	4,819
Change in fair value of warrant liabilities	2,113	-	-	7,442	-	-
Adjusted net income/(loss) (non-GAAP)	84,689	(61,280)	(9,616)	112,624	(93,904)	(14,734)